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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING

                        Commission File Number:  0-15286

    X FORM 10-K      FORM 20-F      FORM 11-K      FORM 10-Q      FORM N-SAR
   ---            ---            ---            ---            ---

                    For the Period Ended:  December 31, 1996

                           Transition Report on Form 10-K
                        ---
                           Transition Report on Form 20-F
                        ---
                           Transition Report on Form 11-K
                        ---
                           Transition Report on Form 10-Q
                        ---
                           Transition Report on Form N-SAR
                        ---

                   For the Transition Period Ended:
                                                   ----------

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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------
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PART I - Registrant Information
-------------------------------

Full Name of Registrant:                 Chandler Insurance Company, Ltd.

Former name if applicable:               n/a

Address of Principal Executive Officer:  5th Floor - Anderson Square
                                         P.O. Box 1854
                                         Grand Cayman, Cayman Islands, B.W.I.

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                                                                          PAGE 2
PART II - Rules 12b-25(b) and (c)
---------------------------------

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

       X  (a)  The reasons described in reasonable detail in Part III of this
      --- form could not be eliminated without unreasonable effort or expense;

       X  (b)  The subject annual report, semi-annual report, transition report
      --- on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c)  The accountant's statement or other exhibit required by Rule
      ---      12b-25(c) has been attached if applicable.

PART III - Narrative
--------------------

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K or N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     In the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and the Company's 1996 third quarter report on Form 10-Q, the Company reported on certain legal proceedings pending in the United States District Court for the Western District of Oklahoma involving the CenTra group. Trial began on February 13, 1997. The Company believes that the trial will be concluded prior to the fifteenth calendar day after the due date of the report, although there can be no assurances with respect to the timing or the outcome of the trial proceedings. The Company believes that the outcome of the trial could possibly affect the Company's responses to certain disclosures in Form 10-K.

     For the reasons set forth above, the Company's inability to file timely its Annual Report on Form 10-K for the year ended December 31, 1996 could not reasonably be eliminated by the Company at March 31, 1997. The Company intends to file the subject Annual Report on Form 10-K no later than the fifteenth calendar day after the due date of the report.

PART IV - Other Information
---------------------------

     (1) Name and telephone number of person to contact in regard to this notification.

          Mr. Steven R. Butler                           (345)  949-8177
          -------------------------------------    -----------------------------
          (Name)                                   (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed?  If the answer is no identify report(s).     X  Yes          No
                                                             ---          ---
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?     X  Yes          No
                                        ---          ---
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                                                                          PAGE 3
          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Due to the effects of a number of unusual charges, net income for 1996 totaled $972,000 compared to a net income of $3,778,000 for 1995. A net loss of $495,000 resulted in the fourth quarter of 1996 compared to net income of $1,312,000 in the fourth quarter of 1995. Earnings for 1996 were affected by charges totaling $1.5 million (including $534,000 in the fourth quarter of 1996) for the settlement attributed to legal proceedings and related matters arising from the termination of an underwriting and production contract with the Company's former underwriting manager for a portion of the Company's surety bond program. In addition, legal expenses related to these matters were $441,000 for 1996, including $240,000 in the fourth quarter of 1996. The Company's results for 1996 also reflect a charge totaling $1.1 million from a second quarter arbitration award that was lower than expected. Legal expenses related to the arbitration award were $527,000 in 1996.

          In the third quarter of 1996, the Company recorded a $982,000 estimated recovery of costs from its directors and officers liability insurer related to the Company's claim for reimbursable amounts previously paid for defense and litigation costs associated with the litigation involving the CenTra group. Excluding the effects of the unusual charges and related expenses and the estimated recovery, net income would have been $2.7 million and $40,000, respectively, for the year and fourth quarter ended December 31, 1996.

          In addition, litigation expenses related to an ongoing shareholder legal proceeding involving the CenTra group increased significantly in the fourth quarter of 1996 in preparation of a trial which began on February 13, 1997. Significant litigation expenses are also anticipated in the first quarter of 1997. Litigation expenses in the fourth quarter of 1996 were $653,000 versus a credit of $575,000 in the fourth quarter of 1995, which included an estimated recovery of $818,000 from the Company's directors and officers liability insurer. Litigation expenses for the year were a credit of $108,000 in 1996, including an additional estimated recovery of $982,000, which was recorded in the third quarter, versus $285,000 in 1995.

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                        CHANDLER INSURANCE COMPANY, LTD.
                     --------------------------------------
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 31, 1997            By:  /s/  Mark T. Paden
     -----------------------        --------------------------------------------
                                    Mark T. Paden,
                                    Vice President - Finance
                                    and Chief Financial Officer

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                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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